EXHIBIT 99.1

Seabridge Gold Files First Quarter Financial Statements and MD&A

TORONTO, May 14, 2018 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) reported today that it has filed its Financial Statements and Management’s Discussion and Analysis for the three months ended March 31, 2018 on SEDAR (www.sedar.com). To view the Report on the Company’s website, please see: www.seabridgegold.net/sharefinrep.php.

Recent Highlights

  Winter drilling at Courageous Lake successfully identified two new gold zones
  Summer drill programs planned for KSM and Iskut projects
  Filed Reclamation Report for Johnny Mountain Mine
  Completed a $19.7 million flow-through financing in May

During the three month period ended March 31, 2018 Seabridge posted a net loss of $10.7 million ($0.18 per share) compared to a loss of $1.8 million ($0.03 per share) for the same period in 2017. During the 1st quarter, Seabridge invested $4.3 million in mineral interests, primarily at Courageous Lake and KSM, compared to $2.4 million during the same period last year. At March 31, 2018, net working capital was $18.3 million compared to $19.6 million at December 31, 2017.

The higher first quarter loss this year compared to the same period of 2017 was due largely to a $7.4 million charge against earnings to reflect the revised estimated cost of rehabilitating the old Johnny Mountain Mine located on the Iskut Project, acquired by Seabridge in 2016. In a reclamation plan update prepared by Seabridge and filed with the Province of British Columbia, the Company has estimated total costs for full closure of the mine to be $9.1 million, with costs expected to be incurred over five years. No comparable costs were recorded in the same period of 2017. Significant costs include closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as related logistics, freight and fuel costs.

Seabridge Chairman and CEO Rudi Fronk noted that, “One of the black marks against our industry is the number of old mine sites that were never properly reclaimed and closed. When we acquired Iskut in 2016, we knew we were getting one of these relics, the old Johnny Mountain Mine, located in an otherwise pristine natural setting in traditional Tahltan Nation territory. Since acquiring the project, we decided that we, not the government or past operators, would voluntarily clean up this site to the standards of today, at our expense, even though we were not responsible for the mess. This commitment has helped to solidify our reputation as a responsible operator and a reliable development partner of the Tahltan Nation.”

Fronk also noted that much of the reclamation work is being done by Tahltan contractors and personnel.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net